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Securities and Exchange Commission
450  Fifth Street N.W.
Washington, D.C. 20549


    Re:  Application for Withdrawal of Registration Statement on Form 8-A



    The Registrant hereby makes application to withdraw its registration statement on Form 8-A filed with the Commission on December 5, 1997. The Commission file number of the registration statement is 001-13681 and the EDGAR Accession Number is 0001047469-97-006932. The Form type is 8-A12B and the Registrant's CIK No. is 0001016518.

    The reason for the request for withdraw is to withdraw the request for application to register the Company's Common Stock pursuant to Section 12(b) of the Securities Act of 1933, as amended (the "Act"). Upon receipt of the order granting this withdrawal, the Company will file promptly a Registration Statement on Form 8-A to register the Company's Common Stock pursuant to
Section 12(g) of the Act.

    Please contact Mary J. Mullany at (215) 864-8631 or by fax at (215) 864-8999 with any questions related to this application for withdrawal.



                                APOLLON, INC.


                                /s/ Vincent R. Zurawski, Jr.
                                ----------------------------
                                Name:     Vincent R. Zurawski, Jr.
                                Title:    President and Chief Executive Officer


Dated:  December 11, 1997